SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2010
Commission File Number: 333-159251
IESI-BFC LTD.
(formerly BFI Canada Ltd.)
 (Translation of registrant’s name into English)
135 Queen’s Plate Road, Suite 300
Toronto, Ontario, Canada
M9W 6V1
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Management’s discussion and analysis for the three and six months ended September 30, 2010

99.2	Consolidated financial statements for the six months ended September 30, 2010

99.3	Certifications pursuant to Canadian law

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
IESI-BFC LTD.
Date: November 3, 2010

By:	/s/ William Chyfetz
	Name:	William Chyfetz
	Title:	Vice President, Associate General Counsel and Secretary

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